Exhibit 15.3

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the shell company report of Marti Technologies, Inc. (formerly Galata Acquisition Corp.) on Form 20-F of our report dated March 31, 2023, which includes an explanatory paragraph as to the ability of Galata Acquisition Corp. to continue as a going concern, with respect to our audits of the financial statements of Galata Acquisition Corp. as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and for the period from February 26, 2021 (inception) through December 31, 2021, appearing in the Annual Report on Form 10-K of Galata Acquisition Corp. for the year ended December 31, 2022. We also consent to the reference to our firm under the heading “Statement of Experts” in the shell company report on Form 20-F.

/s/ Marcum llp

Marcum llp

Houston, Texas

July 14, 2023